Exhibit 21.1

Subsidiaries of Orchestra BioMed Holdings, Inc.

State or
Jurisdiction
of Incorporation or
Name	Organization
Orchestra BioMed, Inc.	Delaware

BackBeat Medical, LLC	Delaware

Caliber Therapeutics, LLC	Delaware

FreeHold Surgical, LLC	Delaware

Accelerated Technologies, LLC	Delaware

Motus GI, LLC	Delaware

Motus GI Medical Technologies, Ltd.	Israel